UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 000-28782

SPECTRUM PHARMACEUTICALS, INC. 401(K) PLAN

(Full title of the plan)

SPECTRUM PHARMACEUTICALS, INC.

157 Technology Drive

Irvine, California 92618

(Name of issuer of the securities held pursuant to the plan and the address of the issuer’s and plan’s principal executive office)

REQUIRED INFORMATION

Item 1-3. The Spectrum Pharmaceuticals, Inc. 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, attached are the financial statements of the Plan for the fiscal period ended December 31, 2005, which has been prepared in accordance with the financial reporting requirements of ERISA.

Item 4. Pursuant to Section 103(c) of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements, because the Plan has fewer than 100 participants.

STATEMENT OF INCOME AND EXPENSES

Year Ending December 31, 2005

INCOME
Contribution - Company Matching (co. stock)	74,910.18
Contribution - Participant 401(k)	162,729.79
Investment Earnings	45,286.82
Cash Value of Surrendered Insurance	0.00
Realized Gain From Asset Sale	0.00
Insurance Premium Refunds	0.00
Other Income - Rollovers	29,150.68
Unrealized Appreciation of Assets	0.00

Total Income	$312,077.47
EXPENSES
Life Insurance Premiums Paid	0.00
Payments to Participants	40,184.18
Bank Charges	0.00
Brokerage Fees	0.00
Administration Expenses Paid By the Trust	0.00
Other Miscellaneous Expenses	0.00

Total Expenses	$40,184.18
Income Over Expenses	271,893.29
Assets At The Beginning Of The Plan Year	401,511.74

Assets At The End Of The Plan Year	$673,405.03

*	The difference between (market value minus book value at the plan year end) and (market value minus book value at plan year beginning).

PLAN ASSETS AND LIABILITIES

	As of January 1, 2005	As of December 31, 2005
ASSETS
Cash (Interest Bearing)	93,173.43	94,819.14
Contribution Receivable - (Co. Match)	0.00	74,910.18
Contribution Receivable - (401-K)	8,411.10	0.00
Government Securities	0.00	0.00
Mutual Funds	294,769.84	474,417.84
Corporate Stocks & Bonds	0.00	0.00
Real Estate and Mortgages	0.00	0.00
Depreciable Buildings/Property	0.00	0.00
Participant Loans	5,157.37	29,257.87
Other Assets	0.00	0.00

Total Assets	$401,511.74	$673,405.03
LIABILITIES
Payables	0.00	0.00
Acquisition Indebtedness	0.00	0.00
Other Liabilities	0.00	0.00
Total Liabilities	0.00	0.00

NET ASSETS (Assets Less Liabilities)	$401,511.74	$673,405.03

SPECTRUM PHARMACEUTICALS, INC. 401(K) PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized, in the City of Irvine, State of California, on the 30th day of May, 2006.

SPECTRUM PHARMACEUTICALS, INC. 401(K) PLAN

By:	Spectrum Pharmaceuticals, Inc.

By:	/s/ Rajesh C. Shrotriya, M.D.
Rajesh C. Shrotriya, M.D.
Chairman, Chief Executive Officer and President